As filed with the Securities and Exchange Commission on January 18, 2000

                                                              File No. 333-80429
                                                                       ---------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               Amendment No. 4 to


                                    Form SB-1/A

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           ASSET SERVICING CORPORATION
             (Exact name of registrant as specified in its charter)

      Nevada                               522200                 75-2823489
------------------              --------------------------     ----------------
(State or jurisdiction of         (Primary Industrial          I.R.S. Employer
incorporation or organization)     Classification Code No.)   Identification No.

        709 B West Rusk, Suite 580, Rockwall, Texas 75087 (214) 212-2307

(Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

                                Charles E. Smith
        709 B West Rusk, Suite 580, Rockwall, Texas 75087 (214) 212-2307
(Name, address, including zip code, and telephone number, including area code of agent for service)

                                   Copies to:
                                French & Hamilton
                                Attorneys at Law
                         14651 Dallas Parkway, Suite 434
                               Dallas, Texas 75248
                                 (972) 404-1414

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.



                         CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------

Title of Each              Amount           Proposed Maximum           Proposed               Amount of
Class of Securities         To be           Offering Price         Maximum Aggregate         Registration
to be Registered           Registered          Per Unit             Offering Price                Fee
-----------------------------------------------------------------------------------------------------------

Common Stock,
$0.001 par value
Minimum                     50,000             $1.00                 $   50,000                   $278
Maximum                  1,000,000             $1.00                 $1,000,000                   $278
-----------------------------------------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                                        Initial Public Offering
                                                              Prospectus

                           Asset Servicing Corporation

                 Minimum of 50,000 shares of common stock, and a
                   Maximum of 1,000,000 shares of common stock
                                 $1.00 per share

The Offering:
                       Per Share   Minimum      Maximum
                       ---------   --------     ----------
 Public Price . . .    $1.00       $ 50,000     $1,000,000
Underwriting

      discounts . .      0.06         3,000         60,000
Proceeds to
Issuer  . . . . . .     $0.94      $ 47,000     $  940,000

Underwriting discounts/commissions are only payable if registered broker-dealers participate in the offering.


Charles Smith is the sole officer and director and he is offering the securities to investors. The funds will be held in escrow by an attorney until the minimum amount is sold and the offering will end on July 10, 2000.


There is currently no market for our securities.

                          ----------------------------

This Investment Involves a High Degree of Risk. You should Purchase Shares Only If You Can Afford A Complete Loss. See "Risk Factors" Beginning on Page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                          -----------------------------



                    This Prospectus is dated January 18, 2000

                               PROSPECTUS SUMMARY

OUR COMPANY


         We will be engaged in the leasing of manufacturing and transportation equipment to businesses. We plan to focus on businesses who in our judgement are financially sound but who might have a difficult time getting financing at a bank or other traditional sources. We will lease to these type of businesses since we will be able to charge a higher lease rate than to businesses with unblemished credit histories. We will concentrate on equipment and vehicles that are an integral part of the business which will help further to secure our financial position and secure our payment stream.


THE OFFERING
                                                    Minimum        Maximum
                                                    -------      ---------
Common stock offered                                 50,000      1,000,000
Total shares outstanding after this offering        250,000      1,200,000

USE OF PROCEEDS:

Most of the money you invest will represent proceeds to the company. We will use the proceeds from this offering to:

          o    pay expenses of this offering

          o    purchase equipment or vehicles to lease out, and for

          o    marketing and general working capital

In order to ensure we use our capital efficiently, we will not purchase equipment without a lease contract in place.

DILUTION:   You will suffer substantial dilution if you invest in this offering.
            The dilution is described below:

o assuming the minimum is sold, you will suffer a dilution of $0.89 for every dollar you invest. In other words, a one dollar investment will have a book value of $0.11 (eleven cents) after the offering;

o assuming the maximum is sold, you will suffer a dilution of $0.33 for every dollar you invest. In other words, a one dollar investment will have a book value of $0.67 (sixty- seven cents) after the offering.

                                  RISK FACTORS


         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision.


We rely on our sole officer and director, and since we have no other employees, if we lose his services, we will cease operations causing your investment to be worthless.

We depend upon the continued services of our executive officer. Since we have no other executive officers and no capital with which to attract others at this time, the loss of his services could cause our company to go dormant or to close down, which would cause the value of your common stock purchased in this offering to become worthless.

Our sole officer has no experience in operating a leasing company, and this lack of experience could cause our company to fail in its business

We are reliant on our sole officer to start and operate our company in an industry in which he has no experience. At this time he has no commitments for leases and may not be able to generate lease contracts in the future. If he is unable to generate lease contracts, the value of your investment may decline or become totally worthless.

If we sell only a small amount in this offering, we will only be able to fund two or three leases which causes us to have a portfolio which is not diversified and subject to material losses if one of those lease contracts defaults

Should we raise only a small amount in this offering and are able to fund only a few leases, there is a risk from having a portfolio that is not diversified. Each of those lease contracts makes up a large or material percent of our portfolio and in the event of default or loss of one of those lease contracts, the damage to the performance of our portfolio will be significant as a percentage.

We have no operating history and have not proved we can operate successfully. If we fail, your investment in our common stock will become worthless.

         Having no operating history makes it difficult to evaluate our business and forecast our future operating results. We have not proved that we can market so as to originate leases and then service those leases satisfactorily to implement our plan of operations. Our cash flow will be dependent on the successful implementation of procedures to originate, underwrite and service leases; if these procedures are not implemented properly, the business could suffer from poor collections and servicing of its lease contracts, which will cause the value of your investment in our common stock to decline or become worthless.

We may not be able to obtain additional financing to finance a fast rate of growth, causing us to grow at a slower rate which will cause your investment to be worth less than it would be if we have a fast rate of growth.

         Successful implementation of our growth strategy will require us to pledge our lease contracts as collateral to obtain additional financing to fund more lease contracts. We currently have no arrangements for leveraging our assets to obtain additional financing. See 'Description of Our Business'. If we do not generate sufficient cash flow and lease contracts from operations and leverage them, our growth will be limited unless we can obtain capital through some other form such as debt or equity offerings. Even if financing is available, it may not be on terms that are favorable to us or sufficient for our needs. If we are unable to obtain sufficient capital or financing, we may be unable to fully implement our growth strategy which could cause the value of your investment in our common stock to decline.

When we leverage our assets to obtain additional financing, we put our assets at risk by putting them up as collateral to gain the additional financing and if we default on that financing, we would lose our assets and your investment would become worthless..

         When we use our assets to leverage additional financing, we will be putting our cash and cash flowing lease contracts up as collateral on the additional financing. A rise in market interest rates which we would be paying could cause us to be paying a higher rate than we will be receiving on our lease contracts. This could cause the rate of return on our portfolio as it relates to the interest we pay on our financing to decline causing a decline in the value of your common stock, or worse, cause our company to lose all of its assets should it default on its interest or loan obligations. If that should happen, your investment in our common stock would become worthless.

If interest rates rise, the value of your investment will decline.

         When we enter into lease contracts, we do so at a fixed rate of interest. As interest rates rise in the market in general, that means we are getting a lower rate of interest on our prior leases than we could today. This could cause the value of your investment to decline.

No public market has existed for our shares and an active trading market may not develop or be sustained; if that happens, you may not be able to sell the shares purchased in this offering.

         There has been no public market for our common shares. We cannot assure you that an active trading market will develop or be sustained after this offering. You may not be able to resell your shares at or above the initial public offering price. The initial public offering price has been determined arbitrarily and may not be indicative of the market price for our common shares after this offering.

Our opinion from our independent certified public accountant has a paragraph that states that we do not have sufficient capital to continue as a going concern

         A 'going concern opinion' which was expressed by our auditor means that we do not have sufficient capital resources to operate for the next twelve months in a manner similar to other companies in our industry. The risk to you should you purchase common stock in this offering is that we do not raise sufficient capital and do not continue as a going concern and the amount you can sell your common stock purchased in this offering is lower than the amount you paid for it.



                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

                              PLAN OF DISTRIBUTION

         This is a direct participation offering of the common stock of the Company and is being sold on behalf of the Company by the sole officer and director of our Company, who will receive no commission on such sales.


         The money we raise in this offering before the minimum amount is sold will be held under an escrow agreement with T. Alan Owen & Associates, P.C., Attorneys at Law. Such funds will be refunded immediately if the minimum amount is not sold by July 10, 2000. .

         We will also invite licensed soliciting broker-dealers that are members of the National Association of Securities Dealers, Inc. to participate, who may hereafter be engaged by us to sell the common stock since at this time we have no underwriting agreement with any licensed broker- dealer. We will pay a 6% commission to the registered broker dealers. Our offering will continue until July 10, 2000. Since we have no underwriting agreement with a licensed broker-dealer, the success of this offering is based on the efforts of the sole officer and director of the Company at this time. We anticipate selling our common stock to investors in the United States, Canada and in some foreign countries.

         Mr. Smith or his associates/affiliates may not purchase securities in this offering in order to reach the minimum. They may purchase shares after the minimum has been met but that amount is limited to ten percent (10%) of the total number of shares sold.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Transfer Company the stock transfer company chosen by the company as soon as the Minimum subscription amount is raised. See the section titled "TRANSFER AGENT".

                                 USE OF PROCEEDS

         The total cost of the minimum offering, exclusive of any sales commissions paid to participating broker dealers, is estimated to be $14,128 ($31,128 if the maximum is sold) consisting primarily of legal, accounting and blue sky fees. There are no agreements or arrangements in place as of the date of this Prospectus for participation of any broker dealers in this offering.

         The following table sets forth how we anticipate using the proceeds from selling common stock in this offering, reflecting the Minimum and Maximum subscription amounts:

                                          $50,000     $500,000     $1,000,000
                                         Minimum      Midpoint        Maximum
--------------------------------------------------------------------------------
Legal, Accounting & Printing Expenses      8,000        12,000         25,000
Other Offering Expenses                    6,128         6,128          6,128
Marketing Expenses & Due Diligence         3,000        30,000         60,000
Net Proceeds to Company                   32,872       451,872        908,872
                                      ----------    ----------     ----------
TOTAL                                 $   50,000    $  500,000     $1,000,000

The following describes each of the expense categories:

o legal, accounting and printing expense amount is the estimated costs associated with this offering;

o other offering expenses includes SEC registration fee, Blue Sky fees and miscellaneous expenses with regards to this offering.

o marketing expenses & due diligence is the amount we will pay to registered broker-dealers who might help us raise money in this offering. This represents a commission of six percent (6%) of the offering amount ($3,000 if brokers raise the minimum amount for us and $60,000 if brokers raise the maximum amount for us). If registered broker dealers do not help us raise funds, this amount will represent additional proceeds to the company.

         The following table sets forth how we anticipate using the net proceeds to the company:

                                          $50,000     $500,000     $1,000,000
                                          Minimum     Midpoint        Maximum
--------------------------------------------------------------------------------
Purchase of equipment                  $    2,500    $  20,000     $   45,000
Purchase of software                          -0-       30,000         60,000
General corporate overhead                  5,372       40,000         80,000
Funding of lease contracts                 25,000      361,872        723,872
                                       ----------   ----------     ----------
Proceeds to company                    $   32,872    $ 451,872     $  908,872


         We may raise an amount between the minimum and midpoint which would allow us to purchase software and some corporate computer equipment, but use most of the funds, $180,000 of the $225,000 estimated net proceeds, to fund around 15 lease contracts. Our priority will be to put as many funds as possible into leases to build our portfolio, asset base and cash flow and use as little as possible for overhead.

         Should we raise an amount between the midpoint and the maximum, our net proceeds would be approximately $696,500 of which about $557,500 would be used to finance around 45 lease contracts with the balance for software, equipment and general corporate overhead. Again, the emphasis will be to minimize expenses for corporate overhead in order to build our portfolio, asset base and cash flow.


Discussion of the proceeds and the business is included in the following section.

                             DESCRIPTION OF BUSINESS

         We were incorporated in Nevada on May 27, 1998. The founder, Charles Smith is our sole director, officer and employee and holds 200,000 shares of common stock which we issued to him for $2,500, composed of $500 cash and $2,000 of his services.

         We are in the business of originating, underwriting, documenting, closing, funding, and servicing leases for manufacturing and transportation equipment for businesses. We will solicit many kinds of businesses and depending upon which businesses we process lease applications for will depend upon what kind of equipment we will lease. Examples of the type of business we might lease to and the type of property we might lease are:

o    Bakery - donut  making  equipment
o    Wholesale art gallery sales - mobile truck showroom
o    Delivery company - delivery van or trailer
o    Crane manufacturer - punch press and molding equipment

         As we have recently been organized, there exists no historical operating performance and no track record of types of property leased.

Leases:
------
         Companies who market lease financing will generally achieve a higher rate of return than a bank. The higher rate of return is possible because leasing companies are not regulated like banking institutions, allowing them to offer lease financing to a greater pool of clients and offer terms that can be structured as operating leases or capital leases. Offering operating leases are one of the most significant advantages a leasing company has. The two types of leases are capital leases and operating leases:

o Capital leases - a capital lease is similar to purchasing the equipment. The lessee pays a certain amount for a defined number of months and then has the option to buy the equipment for some nominal amount, like ten dollars. From the lessee's standpoint, it may be easier to pass the underwriting procedures of a leasing company than a bank, soley because of the additional regulatory requirements of a bank.
o Operating leases - An operating lease is similar to a capital lease except that at the end of the term of the lease, the buyout is at a higher amount
     - for example, ten percent or fair market value. Since the buyout is greater, the payment is usually less so it is easier to qualify for an operating lease. One of the biggest advantages of an operating lease is that a company does not have to reflect the lease contract as a liability on the company's balance sheet.

A significant selling point for lease financing is a lessee does not have to tie up its credit line at its bank. We plan to make both capital and operating leases.

Leasing activities:
-------------------

There are two phases of the leasing business that we will be engaged in:

o As a full service leasing company - where we will originate, underwrite and service lease contracts. We may also sell all or part of our portfolio of lease contracts.
o As a lease brokering company - where we will originate lease contracts but submit them to a third party funding source for underwriting approval, funding and servicing. As a broker of a lease, we will be able to generate fee income without any liability. The fee income can range anywhere from 1% to 6% of the cost of the equipment leased. One of the benefits of brokering leases is that we could originate leases continually and have them funded so there is not a need for capital to fund lease contracts, only to market for new contracts.

         We plan to engage in both the originating and funding of leases as well as the brokering of leases. Once we have located a lessee, we will determine their credit worthiness, their equipment needs and the cost of the equipment, determine whether we can buy the equipment at some discount and then make the decision whether we will fund the lease ourselves or take fees and have a third party financing company fund the lease. Either way, we will create revenue for our company.

         Brokering lease transactions permits us to service customers and participate actively in the marketplace and industry without investing company resources. In doing so, we will earn a fee from the eventual funding party of the lease transaction which can range from two to eight percent. Such an arrangement will benefit us in that it will serve the purpose of generating fee based revenue while conserving our capital as we will not have to fund the lease out of our own capital.

Product offerings:
-----------------
         Our plan of operation for the twelve months following the commencement of the proposed offering will be to market and originate both capital and operating leases while instituting our set of procedures to fund and service the leases and procedures to broker leases. Such procedures will include but shall not be limited to documentary review and follow up, tickler systems for late pay notification, and early resolution of late pay customers. Although these procedures have been formulated, they have not been reduced to a formal set of written procedures. The structure of the leases themselves will not allow for variable rate provisions, rather only fixed rate leases will be offered. In addition, no lease will exceed 60 months in term with the minimum lease to be originated and funded by us being $12,000; however, we will broker any size lease as we will not have to fund those leases.

Marketing /originating leases:
-----------------------------
         In recent years, leasing has become an attractive option to traditional bank borrowing. The benefits of leasing are numerous and it has been the experience of our sole officer that more companies are reviewing all their options prior to purchasing their equipment needs. This is due to the benefits of leasing. Such benefits include:

Use of  equipment:  Leasing provides the use of the equipment for an agreed upon monthly payment. A company is therefore able to pay as they use.

Tax benefits:       Under an operating lease the lease payments are tax
                    deductible.

Flexibility:        Payments can be structured to fit most any budget.

100% cost coverage: Many "soft" costs such as shipping, software and installation can be rolled up into the lease total.

Conservation of
capital: If your companies' money is not tied up in equipment costs, you then have that money to employ elsewhere.

Easier cash flow
Forecasting:        Fixed monthly payments help in the budgetary process.

Preserves credit:   Leasing does not tie up room under a bank line of credit, so more capital is available.

Longer terms:       Many banks only lend money on a short term basis, usually 12 to 36 months. Leasing allows for terms up to 60 months.

Purchase or renewal

Option: At the end of the lease, an option may exist to purchase the equipment, upgrade to new equipment or continue leasing.

         Generally, equipment loses value or depreciates over time. When equipment is leased under an operating lease, say for two years, one is paying for two years of depreciation in monthly payments plus interest. At the end of the lease term, the equipment can either be sold to the lessee or someone else for its value at that time.



Underwriting leases:
--------------------
         To assist in the appraisal of credit risk assessment and to ensure a non-biased, non- discriminatory approach, we will employ industry accepted credit scoring systems. A credit scoring system speeds and simplifies the credit application/approval process.

         Credit scores are statistical models located at the major credit bureaus weighing and measuring many pieces of information. The net result is an objective evaluation of a customers credit history and instills the likelihood that the customer will pay as agreed. What goes into a scoring model is the following:

o    recent payment history
o    the amount of credit a customer has access to and is using
o    how long the customers credit history is
o    whether a customer has been shopping for credit
o notification of collection and public record items such as liens and bankruptcies.

         A customer's history of the above factors determines the credit rating applied to the customer. For example, a customer who has late payments but has always paid without a default may be categorized as a C credit.

         The credit scoring industry is dominated by two companies - Fair Isaac and Equifax Beacon. Scoring by these two companies are numeric and referred to as either Fair Isaac or Beacon score. For purposes of example, the Beacon score will be presented to demonstrate credit tiers such as an A, B or C rated credit. Such tiers indicate credit risk with A being the least risky and C being moderate risk. D credits and lower will not be considered or underwritten by us and therefore are not part of this narrative.

         Beacon scoring ranges from less than 500 to over 800, increasing from 500 in increments of 10 up to the 800 mark. Statistically, only 1% of all credits will score an 800. We define all credits scoring below 500 as undesirable and will not consider them as customers. We define the following credit ratings:

o all credits scoring between 500 and 600 on the Beacon system are given a "C" credit rating. Statistically, based on historical information, 49% of all credits will score higher than 500.
o all credits scoring between 600 and 700 on the Beacon system are given a "B" credit rating. Statistically, based on historical information, 38% of all credits will score higher than 600.
o all credits scoring between 700 and 800 on the Beacon system are given an "A" credit rating. Statistically, based on historical information, 8% of all credits will score higher than 700.

         We will utilize an industry standardized outside validation of credit appraisal. For definition purposes, the following will apply:

o    B credit
o    Proven history of debt repayment
o    Tenured credit history o A minimum of three personal credit references
o    No prior history of defaults on debt repayment.
o    C credit
o Proven credit repayment history with an occasional late payment in that history o A minimum of three year credit history of full payment o No default on debt obligations in the last five years.

         Collateral requirements for leases - The collateral for a lease will be the equipment leased and the credit of the company leasing the equipment. In addition, we will generally require a personal guarantee of the principals of the company leasing the equipment. All collateral equipment will be physically inspected by us prior to consummating the lease, and all necessary UCC forms will be filed with the state in order to perfect our lien on the leased equipment. We will generally lease new equipment but there is a possibility we lease a used piece of equipment - for example, refurbished bakery equipment has a life similar to that of new bakery equipment, the only difference being the production volume of the equipment.

Servicing the lease contracts:
-----------------------------

         Servicing the lease contracts involves setting up a payment schedule for the leases and collecting the payments. The main objective in this area is to ensure the payments are collected on time. Servicing leases is software driven. The primary costs are borne on the front end. Once documented and funded, the administrative costs are simply posting monthly payments unless the lessee becomes delinquent. It is at this point we will become active and intimate with the lessee to ensure the lease does not become "past due". Such activities will include daily conversations with the lessee, requesting additional collateral to secure the lease, even renegotiating the lease in some form so that it remains performing. Such additional collateral to be requested and secured includes the pledging of unencumbered personal assets the lessee may own, the execution of a full, unconditional personal guarantee, and/or the attachment through financing statements to available business assets.

         When we have received timely payments on a lease contract for six months or twelve months, depending on who we sell our portfolio to, it is then categorized as "seasoned", which means the lease contract can reasonably be ensured to pay timely in the future. This is why it is so important to qualify a potential lessee in the underwriting phase of the leasing process.

         Once we have seasoned lease contracts, we may keep the lease contracts in our own portfolio or sell them to someone else. We may sell the lease contracts in order to make a profit and turn the funds over into new lease contracts and repeat that cycle over and over again.

Potential customers:
-------------------
         Consolidation in the financial services industry allows for low barriers of entry. Principally, the market for leases is broad, defined more by industry and need rather than by "type" of lease. Consequently, to narrow the focus of the company, secured transactions targeting B and C credit rated customers is contemplated. B and C rated customer's means they are of sound credit risk but are not considered "bankable". Such ratings are typically applied based on the company's net worth in conjunction with their credit pay history. The terminology of a B or C rated credit, as understood by this company, is a company that is not an attractive credit risk to a traditional lender, such as a bank, due to a bank's regulatory requirements but which has an established history of operations (over 2 years) and a verifiable paid as agreed borrowing history.

We will lease to businesses that at a minimum meet the following criteria:

o have at least a one to one current ratio (the ratio of current assets to current liabilities);
o    have at least a two to one asset to debt ratio;
o    have a debt coverage ratio of at least 120%; and
o    have been in business for at least two full years.

Market area:
-----------
         We will initially transact business in the Dallas/Fort Worth Metroplex in North Central Texas. Rockwall, Texas, the primary physical address of the company, is a bedroom community 20 miles east of Dallas, Texas. The Dallas/Fort Worth Metroplex is our market area because that is where our officer has most of his contacts and where it will be most cost efficient to solicit lessees for lease contracts.

         The 1990's have been a period of consolidation and steady employment growth for the area. The Metroplex is the third largest hub for corporate headquarters and high tech companies in the country. According to information derived from the US Census by the Texas State Data Center at Texas A&M University, Texas ranks as the fastest growing state (numerically) in the nation, it's population increasing 12.6% from 1990 to 1996. In addition, it is the second most populous state in the nation with 19.1 million people, second only to California's 31.9 million. In fact, in a Dallas Morning News article published on Friday, December 17, 1999 titled "DFW Leads Largest Metro Areas in Growth", the DFW metroplex is the ninth largest metropolitan area in the country, with more than 4.8 million residents in 1998., and the Dallas/Fort Worth Metroplex was identified as the fastest growing area in the country from 1990 to 1998. At the current rate of growth, the Metroplex area will have an approximate population of 5.6 million people. This area then provides a significant base of businesses from which to solicit business for our company and provides an economic base conducive to growth because of the number of potential lessees.

Competitors:
-----------
         The vehicle and equipment leasing industry is a non-regulated industry (except for the general issue of usury) and has become much more widely accepted in the recent past as more and more individuals and businesses have turned to leasing as an alternative financing method. There are numerous companies in the equipment leasing business performing some function, whether it be of lender, broker, marketer or leasing company.

         The leasing industry is very fragmented because there are a large number of companies, both big and small, which service different segments of the market. Many specialize in particular products, for example, automobiles or computers. In general, the key to the building of a business is in the marketing and obtaining of leases. Any company with funds can set up an operation to fund lease contracts but the keys are:

o being able to attract the type of leases you want to finance and qualify them;

o    servicing those leases; and

o if the company should sell those lease contracts- their portfolio - to sell them at a favorable rate so that a profit is made.

Market plan:
-----------
         We, as a company, will initially market our lease financing to small sized companies that are available from existing relationships through our President. We will choose to specialize in leasing manufacturing and/or transportation equipment. After we have exhausted all the opportunities from our contacts, we will then move to some sort of marketing campaign to generate new business.

         As our company grows, our marketing and method of distribution is planned to be through a centralized management team that will market, document, police and service the leases. Through centralization, efficiencies, consistency in product and credit underwriting, and uniformity, integrity in the lease portfolio is achieved.

Leverage plans:
--------------
         After securing lease contracts, we will season the leases and then make a decision whether or not to sell our portfolio. After we have used all the funds available for leasing, we will pursue securing a line of credit with a bank or other institution that will provide us additional capital to create lease contracts with where we will then make a "spread" ; "spread" is the difference between what interest rate we charge in our lease contracts and the rate we will pay to the bank. The amount of additional financing will be based upon the amount of collateral we are able to pledge, in our case, the amount of lease contracts and cash we can pledge as collateral to obtain that additional capital. A line of credit is a loan facility benefitting us in that a lender will extend credit to us based upon the collateral we pledge to secure that credit; in our case, we will pledge our corporate assets and specifically, our lease contract portfolio.

         The process of leveraging our lease portfolio will include utilizing monies raised in this offering and our portfolio of lease contracts, taking those leases to a bank, and securing a collateralized line of credit. The collateral would be the existing funded leases and our other assets through a general corporate guarantee. Typically, the bank would lend a percentage of the assets collateralizing the line of credit; our goal is to achieve at least a seventy-five percent (75%) leverage. Consequently, our goal will be to initially leverage our assets to create 75% more capital which in turn will be able to be used to fund more leases. As we use up the funds from the line of credit to fund more leases, we will then take the new lease contracts and pledge them to secure an increased line of credit, used again to fund more lease contracts. This is a cycle which can continue indefinitely, as long as the lease contracts continue to be good, performing leases.

         We anticipate being able to secure a line of credit when we have used up our funds raised in this offering to fund lease contracts. However, when we ledge our assets - our cash and our lease contracts - as collateral, a default in the repayment terms of our line of credit could cause the lender to foreclose on its collateral - our assets - and leave us with no assets and no cash flow. Should this happen we would be put out of business.

         If we are unable to secure a loan or line of credit with a bank or other institution, we will continue to broker leases and service our current portfolio while looking for some alternative capital sources.

         We would consider selling our lease portfolio if interest rates fell well below the average rate we had charged on our leases. If this situation developed, it could give the company a windfall profit on the portfolio of leases i.e. the principal amount of funds used to finance those particular leases.

Wholesale purchases:

         One way to enhance our success is to buy the equipment we lease at wholesale prices and lease it based upon the retail value. This enhances our rate of return.

     Purchasing equipment at wholesale prices can be done in a number of ways:
     -------------------------------------------------------------------------
o When dealing with new equipment, we may be able to get set up as a dealer for certain types of equipment, giving us the ability to purchase that equipment at dealer/wholesale prices and then lease it out based upon retail prices
o Having the cash, we can negotiate to bring down the cost we pay for the equipment but lease it out based upon the retail price
o If we are purchasing used or refurbished equipment, we should be able to negotiate the price we pay for the equipment

         As an example of a lease we might make, Company A may come to us and say they want to lease a shuttle bus, it doesn't have to be new, but has to have low miles and be in good condition. We would buy a used, but relatively new shuttle bus say for $20,000 and lease it to Company A for $650 per month with a 10% buyout at the end of the lease. This will give us an effective yield of over thirty percent (30%). The lease in this case is based upon us being able to buy the vehicle at a lower price because we have cash in hand.

         If we are unable to purchase at wholesale prices, it will cause our yield to be lower than if we were able to purchase at wholesale prices. We will still be able to make leases and pursue our growth plan; however, if we are able to purchase at wholesale prices, our yield will be greater and our rate of growth will be faster.

Additional information:
----------------------

         We have made no public announcements to date and have no additional or new products or services. In addition:

o    we don't intend to spend funds in the field of research and development;
o no money has been spent or is contemplated to be spent on customer sponsored research activities relating to the development of new products, services or techniques; and
o We don't anticipate spending funds on improvement of existing products, services or techniques.

         As of the filing date, the company has no paid employees. As necessary due to lease volume, work load, and the like, employees will be brought on board.

         The company does not expect nor has it encountered any material effect from the discharge of materials, environmental agencies, capital expenditures for environmental control facilities, nor does it anticipate having to deal with any such issue in the future.

No segmented data is required for this offering.





                               PLAN OF OPERATIONS

         Following is our plan of operations based upon the amount of capital we raise in this offering. We will be engaged in leasing activities as a full service leasing company and as a lease broker. See 'Description of Business". In order to operate as a full service lease broker, we have to have capital to fund the leases that we originate and underwrite. In order to operate as a lease broker, we need enough capital for general overhead but not for funding leases since we are originating leases but using a third party to underwrite and fund those leases.

         Assuming we raise the minimum amount in this offering, we will be able to finance approximately two or three lease contracts with the $32,872 net proceeds to our company. Although we will not have to raise any additional cash in the next six months if we only raise the minimum in this offering, our growth will be slow since we will only be able to fund two or three lease contracts, and will rely on our lease brokering business to create cash flow while we seek additional capital or a line of credit. We will not pay salaries until such time as we are generating revenue from contracts and/or fees; our overhead will be minimal because we will be using the resources of our President. We will then pursue leveraging our performing leases by pledging them as collateral against a working capital line of credit to be negotiated at a future date. No such agreement is in place as of the date of this filing. We believe our ability to take our assets - lease contracts and cash - and pledge them as collateral on a working capital line of credit will continue over and over again as we build up our portfolio of lease contracts, as long as we are successful in our activities and loan financing is available to us.

         Assuming we raise $500,000 in this offering, a midpoint between the minimum and maximum, we will be able to secure approximately 25 lease contracts and have a more diversified portfolio than we would have if we raised the minimum offering amount. With the $451,872 net cash proceeds to the company from this midpoint offering, we will purchase some software unique to servicing the contracts, start some marketing through professional organizations and use most of the funds raised in this offering to fund lease contracts. With the funds raised at this midpoint in the offering, we will have sufficient funds to fund lease contracts and broker leases so that we will not have to raise additional funds in the next six months. After we have used the funds raised in this offering to fund lease contracts, we will then use those lease contracts, our cash and other assets we have to leverage our financial position by pledging them against a working capital line of credit to provide us with additional capital to fund more lease contracts.

         Assuming we raise the maximum offering which would result in proceeds to the company of $908,872, with which we should be able to fund approximately 50 lease contracts. We will purchase software unique to this industry to enable us to service the contracts, but the major portion of all funds will be used to fund lease contracts since that is the way we will build up our revenue and asset base (portfolio). If we raise the maximum amount in this offering, we will not need to raise additional funds in the next six months, and be able to create a portfolio diversified enough where collection problems with any one contract will not cause a material problem with our company as a whole.

         We believe the key to building a good portfolio is marketing and obtaining good lease contracts and after the infrastructure is in place, to obtain additional financing in order to continue funding lease contracts to sustain our growth.

                                 YEAR 2000 ISSUE

         At this time the company has no systems and the Year 2000 issues associated with them do not apply.

         However, we plan to purchase computer hardware and software with the proceeds of this offering, and when evaluating software to purchase, we will purchase software that is year 2000 compliant. When we purchase this hardware and software, we will be one hundred percent (100%) Year 2000 compliant. As part of our purchase, we will require proof that the hardware and software is Year 2000 compliant so we will be one hundred percent ready. The costs associated with this will be minimal because we will be purchasing new hardware and software and therefore have no cost of conversion or cost to be in a state of readiness.

         The above also causes the company to have a zero risk for problems at the Year 2000 and consequently the company has no contingency plans. The company will not be interfacing with any other company or service to process and service its leases so no Year 2000 problems will arise with respect to interfacing with service providers or others.



                             DESCRIPTION OF PROPERTY

         We lease our corporate facilities from our sole officer and director which includes the use of telephones and equipment for $50.00 per month. This arrangement started in April 1999 when the business plan outline was written. This arrangement will continue until such time as the Company needs and can afford to lease its own office facilities.

                            MANAGEMENT OF THE COMPANY

         The directors and officers of the Company, their ages and principal positions are as follows:


         Name                    Age          Position
--------------------------------------------------------------------------------
         Charles Smith           42           President; Secretary and Director

Background of Directors and Executive Officers:

Charles Smith. Mr. Smith formed the Company and at this time is its only officer and director. His term as a director expires in May 2000. He graduated from Boston University, Boston, Massachusetts in 1979 and since that time has been a Certified Public Accountant involved in all phases of business including the audit of companies and tax matters. He is a consultant to various companies ranging from an art distribution company to a junior resource company which is developing a gold property in Sinaloa State, Mexico.

Mr. Smith's business affiliations during the last five years follow:
Chairman - Dynacap Group, Ltd. - a consulting and management firm - 1992 to the present.
Sole proprietor as a Certified Public Accountant - 1983 to the present.
Sole officer and Director - MC Cambridge, Inc. - a financial consulting firm - 1997 to present.


         Initially, Mr. Smith will not spend full time on the activities of the company since his current activities would take up some of his time. These activities include the financial and management consulting responsibilities and the accounting services he performs at this time. He can devote more and more time to the activities of the company as time goes on since the financial and management consulting can be cut back and even dropped at any time. Initially, he expects to spend ten to fifteen hours per week and increase that weekly time as the activities of the company require. Mr. Smith is prepared to devote himself full time to the success of the company's plan of business.

                       DIRECTOR AND EXECUTIVE COMPENSATION

         Our sole officer and director has received no compensation other than the 160,000 shares of common stock he received for services in May 1998 and has no employment contract with the company.

     Name of Person         Capacity in which he served        Aggregate
Receiving compensation      to receive remuneration            remuneration
--------------------------------------------------------------------------------
     Charles Smith          President, Secretary               160,000 shares
                            and Treasurer                      of common stock

         The common stock was issued soon after formation of the company and it is impracticable to determine the cash value. The stock was issued over one year ago for services performed which we cannot estimate the value since that work continues through the filing and effectiveness of this registration statement, with no other compensation to be granted for the work done on this filing.

         As of the date of this offering, there are no plans to pay any remuneration to anyone in or associated with the company. When the company has funds and/or revenue, the Board of Directors will determine any remuneration at that time.

             DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE

         Our Articles of Incorporation and our Bylaws limit the liability of directors to the maximum extent permitted by Nevada law. We carry no director or executive liability insurance.

                             PRINCIPAL SHAREHOLDERS

         The following table lists the persons who, at the date hereof, own of record or beneficially, directly or indirectly, more than 10% of the outstanding Common Stock, and all officers and directors of the Company:

                            Name and Address       Amount owned
     Title                     of Owner            before offering     Percent
--------------------------------------------------------------------------------
President, Secretary        Charles Smith              200,000          100.00%
    And Director            709 B West Rusk
                            Suite 580
                            Rockwall, Texas 75087


After offering:  Minimum                               200,000          80.00%
--------------   Maximum                               200,000          16.67%



            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         In May 1998, the President of the company received 200,000 shares of common stock which we issued to him for $2,500, composed of $500 cash and $2,000 of his services.

         As of the date of this filing, there are no agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:

o    a director or officer of the issuer;
o    any principal security holder;
o    any promoter of the issuer;
o any relative or spouse, or relative of such spouse, of the above referenced persons.


                             SUMMARY FINANCIAL DATA

         The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus. See
"Description of Business."

                                            Unaudited                 Audited              Audited
       Balance Sheet:                     Sept 30, 1999           April 30, 1999         Dec 31, 1998
       ----------------------------------------------------------------------------------------------
       Working Capital                         $ 116                    $ 116                $   177
       Total Assets                            $ 116                    $ 116                $   177
       Total Liabilities                     $ 4,648                    $   -0-              $   -0-
       Stockholders' Equity                  $(4,532)                   $ 116                $   116

                                                                                         May 27,1998
                                                                                         (date of
                                                                                         inception)
       Statement of Operations:           Sept 30, 1999          April 30, 1999          Dec 31, 1998
       ----------------------------------------------------------------------------------------------
       Revenue                               $   -0-                  $   -0-                $   -0-
       Operating Expense                     $ 4,709                  $    61                $ 2,323
       Operating Income (Loss)               $(4,709)                 $ ( 61)                $(2,323)
       Other Expenses                        $   -0-                  $   -0-                $    -0-
       Net Income (Loss)                     $(4,709)                 $ ( 61)                $(2,323)


                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.


                                 CAPITALIZATION

         The following table sets forth our capitalization as of September 30, 1999. Our capitalization is presented on:

o    an actual basis;
o a pro forma basis to give effect to net proceeds from the sale of the minimum number of shares (50,000) we plan to sell in this offering; and

o a pro forma basis to give effect to the net proceeds from the sale of the maximum number of shares (1,000,000) we plan to sell in this offering.

                                                          After           After
                                          Actual        Minimum         Maximum
                                   Sept 30, 1999       Offering        Offering
                                   -------------       --------        --------
Stockholders' equity
Common Stock, $0.001 par value;
50,000,000 shares authorized;                200            250           1,200
Additional Paid In Capital                 2,300         35,122         806,172
Retained deficit                          (7,032)        (7,032)         (7,032)
Total Stockholders' Equity                (4,532)        28,340         800,340

Total Capitalization                      (4,532)        28,340         800,340

Number of shares outstanding             200,000        250,000       1,200,000

         The company has only one class of stock outstanding. The common stock sold in this offering will be fully paid and non assessable, having voting rights of one vote per share, have no preemptive or conversion rights, and liquidation rights as is common to a sole class of common stock. The company has no sinking fund or redemption provisions on any of the currently outstanding stock and will have none on the stock sold in this offering.

                                    DILUTION

If you purchase the common stock, you will experience an immediate and substantial dilution in the pro forma net tangible book value of the common stock from the initial offering price.

The pro forma net tangible book value (deficit) of the common stock as of September 30, 1999 was $(4,532) or $(0.02) per share. Pro forma net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding.

After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds therefrom (at an assumed initial public offering price of $1.00 per share, after deducting the underwriting discounts and commissions, and estimated offering expenses), our pro forma tangible book value as of September 30, 1999 would have been approximately $28,340 or $0.11 per share, if the minimum is sold, and $800,340 or $0.67 per share, if the maximum is sold.

This represents an immediate increase in net tangible book value per common share to our current stockholders and an immediate and substantial dilution to new stockholders purchasing shares in this offering. The decrease in net tangible book value is:

o $21,660 or $0.89 per share if we sell the minimum number of shares (50,000) in this offering; and

o $199,660 or $0.33 per share if we sell the maximum number of shares (1,000,000) in this offering.


The following table illustrates this per share dilution:

                                                             Minimum          Maximum

Assumed initial public offering price                         $1.00            $1.00

Pro forma net tangible book value as of Sept 30, 1999        ($0.02)          ($0.02)
Pro forma net tangible book value after this offering         $0.11            $0.67
Increase attributable to new stockholders:                    $0.13            $0.69

Pro forma net tangible book value
    as of September 30, 1999 after this offering              $0.11            $0.67
Decrease to new stockholders                                 ($0.89)          ($0.33)

         The following table summarizes on a pro forma basis as of September 30, 1999, shows the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:

                                                              After            After
                                         Actual              Minimum          Maximum
                                      Sept 30, 1999         Offering          Offering
                                      -------------         --------          --------
Existing stockholders:
---------------------
    Consideration paid per share        0.0125

New stockholders:
----------------
    Consideration paid per share          1.00

Dilution to new stockholders                               ( $0.89)          ( 0.33)


                           DESCRIPTION OF COMMON STOCK

         We have authorized capital in our Company consisting of 50,000,000 shares of Common Stock, $0.001 par value per share. As of September 30, 1999, there were 200,000 shares of Common Stock issued and outstanding.

         Every investor who purchases common stock is entitled to one vote at meetings of the shareholders of the Company and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of Common Stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company.

         The existing stockholders have no preemptive rights to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors.

                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings at this time.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         There are no special federal tax implications associated with this business enterprise.

                                  LEGAL MATTERS

         Certain matters relating to the legality of the Common Stock offered hereby will be passed upon for the Company by French & Hamilton, Attorneys at Law, 14651 Dallas Parkway, Suite 434, Dallas, Texas 75248.

                                     EXPERTS

         The financial statements as of April 30, 1999 and December 31, 1998, and for the four months ended April 30, 1999 and for the fiscal period from inception (May 27, 1998) to December 31, 1998, of the Company included in this Prospectus have been audited by Mark L. Cleland, independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting and auditing.

         The financial statements dated September 30, 1999 included in this offering were prepared by management, are unaudited and have not been audited by Mark L. Cleland.

                                 TRANSFER AGENT

         We will serve as our own transfer agent and registrar for the common stock until such time as our registration on Form SB-1 is effective and then we intend to retain Signature Transfer Company, 14675 Midway Road, Suite 221, Dallas, Texas 75244.

                                 MARK L. CLELAND
                           CERTIFIED PUBLIC ACCOUNTANT
                         17430 CAMPBELL ROAD, SUITE 114
                               DALLAS, TEXAS 75252
                          972-735-0033 FAX 972-735-0035

                         ------------------------------



                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Asset Servicing Corporation
Rockwall, Texas

I have audited the accompanying balance sheets of Asset Servicing Corporation (a Nevada corporation in the development stage) as of April 30, 1999 and December 31, 1998 and the related statements of operations and accumulated deficit accumulated during the development stage, stockholders' equity and accumulated deficit, and cash flows for the four month period ending April 30, 1999, and the period May 27, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, based on my audit, the financial statements referred to above present fairly, in all material respects, the financial position of Asset Servicing Corporation as of April 30,1999 and December 31, 1998, and the results of their operations and their cash flows for the four month period ended April 30, 1999, and the period May 27, 1998 (date of inception) to December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note D to the financial statements, the Company has incurred net losses since its inception which raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.



/s/  Mark L. Cleland
     ---------------


Dallas, Texas
November 15, 1999



                           ASSET SERVICING CORPORATION
                        (A Development Stage Enterprise)

                                 BALANCE SHEETS
                       April 30, 1999 and December 31, 1998



                                     ASSETS
                                     ------

                                                             April 30, 1999       Dec 31, 1998
                                                             --------------      -------------

CURRENT ASSETS:
    Cash                                                     $          116      $         177
                                                             --------------      -------------

TOTAL ASSETS                                                 $          116      $         177
                                                             ==============      =============




                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

LIABILITIES

Accounts payable                                             $            0      $           0

STOCKHOLDERS' EQUITY
    Common stock, $0.001 par value                                      200                200
    Additional paid-in-capital                                        2,300              2,300
    Deficit accumulated during the development stage                 (2,384)            (2,323)
                                                             --------------      -------------
        Total Stockholders' Equity                                      116                177
                                                             --------------      -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $          116      $         177
                                                             ==============      =============



See accompanying notes.
                                        2


                           ASSET SERVICING CORPORATION
                        (A Development Stage Enterprise)


                    STATEMENTS OF OPERATIONS AND ACCUMULATED
                DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE
For The Four Month Period Ended April 30, 1999, The Period from May 27, 1998 (date of inception)
      to December 31, 1998, and The Period from May 27 (date of inception) to April 30, 1999



                                                                                  Accumulated
                                                                May 27, 1998          Since
                                              Four Months          Through          Inception
                                             April 30, 1999     Dec. 31, 1998     May 27, 1998
                                             -------------      -------------     ------------

REVENUE:                                     $           0      $           0     $          0


OPERATING EXPENSE:
  Labor                                                  0              2,000            2,000
  Licenses and fees                                      0                290              290
  Office expense                                        61                 33               94
                                             --------------------------------     ------------
     Total Operating Expense                            61              2,323            2,384

                                             --------------------------------     ------------
NET LOSS                                     $         (61)            (2,323)    $     (2,384))
                                             ================================     ============

Weighted average shares outstanding                200,000            200,000          200,000
                                             ================================     ============
LOSS PER SHARE                               $       (0.00)     $       (0.01)    $      (0.01)
                                             ================================     ============









See accompanying notes.


                           ASSET SERVICING CORPORATION
                        (A Development Stage Enterprise)

           STATEMENTS OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
       Period from May 27, 1998 (date of inception) to December 31, 1998

                                                                        Deficit
                                                                       Accumulated
                                                                        during
                                   Common                Paid in       Development
                                   Shares      Amount    Capital         Stage          Total
                                  -------------------------------------------------- ----------

Balance,
     May 27, 1998
     (date of inception)                0   $        0   $       0    $         0    $        0

Shares issued on
   May 29, 1998 for:
    Services $0.0125 per share    160,000          160       1,840                         2000
    Cash $0.0125 per share         40,000           40         460                          500

Net Loss                                                                   (2,323)       (2,323)
                                  ------------------------------------------------   -----------

Balance
     December 31, 1998            200,000   $      200   $   2,300    $    (2,323)   $      177
                                  ================================================   ===========


Net Loss                                                                      (61)          (61)
                                  ------------------------------------------------   -----------

Balance
     April 30, 1999               200,000   $      200   $   2,300    $    (2,384)   $       116
                                  ================================================   ===========









See accompanying notes


                           ASSET SERVICING CORPORATION
                        (A Development Stage Enterprise)


                            STATEMENTS OF CASH FLOWS
 For The Four Month Period Ended April 30, 1999, The Period from May 27, 1998 (date of inception)
      to December 31, 1998, and The Period from May 27 (date of inception) to April 30, 1999



                                                                                Accumulated
                                                               May 27, 1998         Since
                                              Four Months       Through          Inception
                                              April 30, 1999    Dec 31,1998       May 27,1998
                                             --------------   -------------     --------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                  $         (61)   $      (2,323)    $      (2,384)
   Adjustments to reconcile net loss to net
        cash (used) by operating activities:
          Stock issued for services                                   2,000             2,000
                                             -------------------------------    --------------
NET CASH (USED) BY OPERATING ACTIVITIES:               (61)            (323)             (384)


CASH FLOWS FROM INVESTING ACTIVITIES:                    0                0                 0


CASH FLOWS FROM FINANCING ACTIVITIES:
   Sale of common stock                                  0              500               500
                                             -------------------------------    --------------

NET (DECREASE) INCREASE IN CASH:                       (61)             177               116

CASH AT BEGINNING OF PERIOD                            177                0                 0
                                             -------------------------------    --------------

CASH AT END OF PERIOD                        $         116              177     $         116
                                             ===============================    ==============











See accompanying notes.


                           ASSET SERVICING CORPORATION
                        (A Development Stage Enterprise)


                            STATEMENTS OF CASH FLOWS
                DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE
For The Four Month Period Ended April 30, 1999, The Period from May 27, 1998 (date of inception)
      to December 31, 1998, and The Period from May 27 (date of inception) to April 30, 1999




                           SUPPLEMENTAL DISCLOSURE OF
                           --------------------------

                  CASH FLOW AND NON-CASH INVESTING ACTIVITIES
                  -------------------------------------------




                                                                    Accumulated
                                                     May 27, 1998      Since
                                      Four Months     Through       Inception
                                     April 30, 1999  Dec 31, 1998   May 27, 1998
                                     --------------  ------------   ------------

CASH FLOW INFORMATION:
----------------------

   Interest Paid                       $         0   $         0    $         0
   Income Taxes Paid                             0             0              0



NON-CASH FINANCING ACTIVITIES:
------------------------------

   Common Stock Issued For:
   Services                            $         0   $     2,000    $     2,000










See accompanying notes.
                                        6

                         ASSET SERVICING CORPORATION
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                      April 30, 1999 and December 31, 1998

Note A - Nature of Business and Summary of Significant Accounting Policies:
---------------------------------------------------------------------------

History:
--------
The Company was organized May 27, 1998 under the name of Asset Servicing Corporation to engage in any lawful act or activity under the general corporation law of the state of Nevada. The Company's business plan outlines its plan of operations, which is to lease vehicles and equipment to businesses with a class B or class C credit rating. The Company is in the development stage and has had no income.

Basis of Accounting:
--------------------
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with generally accepted accounting principles. Sales are recorded as income in the period in which they are earned and expenses are recognized in the period in which the related liability is incurred.

Revenue Recognition:
--------------------
Revenue is recognized when service is performed and amounts invoiced.

Cash and Cash Equivalents:
--------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Loss per Common Share:
----------------------
Loss applicable to common share is based on the weighted average number of shares of common stock outstanding during the year.

Accounting Estimates:
---------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Tax:
-----------
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax (AMT) system.

The Company uses an asset and liability approach for the accounting and financial reporting of income tax. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

                           ASSET SERVICING CORPORATION
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                      April 30, 1999 and December 31, 1998


Note B - Stockholders' Equity:
------------------------------

Common Stock:
-------------
The Company is authorized to issue 50,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At April 30, 1999 and December 31, 1998, there were 200,000 shares outstanding.

The Company has not paid a dividend to its shareholders.

Note C - Income Taxes:
----------------------

The Company has net tax operating loss carryforward of approximately $2,384 that is available to offset its future income tax liability. The net operating loss carryforward expire as follows:

         Year 2013           $2,323
         Year 2119               61

No deferred tax asset has been recognized for the operating loss, as any valuation allowance would reduce the benefit to zero.

Note D - Going Concern:
-----------------------

The Company has minimal capital resources available to meet obligations expected to be incurred given that it is a start up enterprise. Accordingly, the Company's continued existence is dependent upon the successful operation of the Company's business plan of operations, selling common stock in the Company, or obtaining financing. Unless these conditions among others are met, the Company may be unable to continue as a going concern.


                           ASSET SERVICING CORPORATION

                                 BALANCE SHEETS
                    September 30, 1999 and December 31, 1998



                                     ASSETS
                                     ------

                                                         Sept 30, 1999       Dec 31, 1998
                                                         -------------       ------------

CURRENT ASSETS:
    Cash                                                 $         116       $        177
                                                         -------------       ------------

TOTAL ASSETS                                             $         116       $        177
                                                         =============       ============



                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

LIABILITIES
  Accounts payable                                       $       2,730       $        -0-
  Advances from shareholder                                       1918
                                                         -------------       ------------
        Total Current Liabilities                                 4648                -0-


STOCKHOLDERS' EQUITY
    Common stock, $0.001 par value                                 200                200
    Additional paid-in-capital                                    2300               2300
    Accumulated Deficit                                          (7032)            (2,323)
                                                         -------------       ------------
        Total Stockholders' Equity                               (4532)               177
                                                         -------------       ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $         116       $        177
                                                         =============       ============



                           ASSET SERVICING CORPORATION

                            STATEMENT OF OPERATIONS
         Period from inception (May 27, 1998) to December 31, 1998, and
                      Nine months ended September 30, 1999


                                               Nine months       Period thru
                                              Sept 30, 1999      Dec 31, 1998
                                              -------------      ------------
REVENUE:                                         $    -0-        $      -0-

OPERATING EXPENSE:
    Labor                                               0             2,000
    Licenses and fees                               2,956               290
    Office expense                                    153
    Professional fees                               1,000
    Rent                                              600                33
                                                 --------        ----------
        Total Operating Expense                     4,709              2323

                                                 --------        ----------

NET LOSS                                         $ (4,709)       $   (2,323)
                                                 ========        ==========

Weighted average shares outstanding               200,000           200,000
                                                 ========        ==========
LOSS PER SHARE                                   ($  0.02)       $    (0.01)
                                                 ========        ==========



                           ASSET SERVICING CORPORATION

            STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
         Period from inception (May 27, 1998) to December 31, 1998, and
                      Nine months ended September 30, 1999


                                       Common            Paid In      Accumulated
                                  Shares     Amount      Capital         Deficit       Total
                                 ------------------------------------------------  ---------

Balance,
        May 27, 1998
        (date of inception)         -0-        -0-         -0-              -0-          -0-


Shares issued on
       May 29, 1998 for:
           Services               160,000      160       1,840                         2,000
           Cash                    40,000       40         460                           500

Net Loss                                                                 (2,323)      (2,323)
                                 ----------------------------------------------    ---------
Balance
        December 31, 1998         200,000      200       2,300            (2323)         177
                                 ==============================================    =========


Net Loss                                                                 (4,709)      (4,709)

Balance
        September 30, 1999       200,000       200       2,300           (7,032)      (4,532)
                                 ==============================================    =========



                           ASSET SERVICING CORPORATION

                             STATEMENT OF CASH FLOWS
            Period frominception (May 27, 1998) to December 31, 1998
                        Nine months ended Sept 30, 1999


                                                         Nine months        Period thru
                                                        Sept 30, 1999      Dec 31, 1998
                                                        -------------      ------------

CASH FLOWS FROM  OPERATING ACTIVITIES:
    Net loss                                                (4,709)            (2,323)
    Adjustments to reconcile net loss to net
      cash (used) by operating activities:
        Increase in accounts payable                         2,730
        Advances from shareholder                            1,918
        Stock issued for services                                               2,000
                                                          --------           --------
NET CASH (USED) BY OPERATING ACTIVITIES:                       (61)              (323)

CASH FLOWS FROM INVESTING ACTIVITIES:                          -0-                -0-

CASH FLOWS FROM FINANCING ACTIVITIES:
    Sale of common stock                                       -0-                500
                                                          --------           --------

NET INCREASE IN CASH                                           (61)               177

CASH, BEGINNING OF PERIOD                                      177                -0-
                                                          --------           --------

CASH, END OF PERIOD                                       $    116           $    177
                                                          ========           ========




         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation, must not be relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.


            TABLE OF CONTENTS

Prospectus Summary                                                          2
Corporate Information                                                       2
Risk Factors                                                                3
Forward Looking Statements                                                  5
Plan of Distribution                                                        5
Use of Proceeds                                                             6
Description of Business                                                     7
Plan of Operations                                                          15
Year 2000 Issue                                                             16
Description of Property                                                     17
Management of the Company                                                   17
Director and Executive Compensation                                         18
Director's and Officers' Indemnification and Insurance                      18
Principal Shareholders                                                      18
Interest of Management and Others in Certain Transactions                   18
Summary Financial Data                                                      19
Dividend Policy                                                             19
Capitalization                                                              19
Dilution                                                                    20
Description of Common Stock                                                 21
Legal Proceedings                                                           22
Certain Federal Income Tax Considerations                                   22
Legal Matters                                                               22
Experts                                                                     22
Transfer Agent                                                              22
Financial Statements                                                        F-1


Until the (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.   Indemnification of Directors and Officers

If   applicable,   the   Broker-Dealer   Selling   Agreement  will  provide  for
indemnification of the Company, and its officers, directors and employees against certain liabilities. **If applicable.

Item 14.   Other Expenses of Issuance and Distribution

All expenses. including all allocated general administrative and overhead expenses. related to the offering or the organization of the Company will be borne by the Company. The following table sets forth a reasonable itemized statement of all anticipated out-of-pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.
                                                      Minimum         Maximum
                                                     ------------------------
        SEC Registration Fee                         $    278       $     278
        Printing and Engraving Expenses                 2,000          19,000
        Legal Fees and Expenses                         5,000           5,000
        Edgar Fees                                      1,800           1,800
        Marketing and Due Diligence Expenses            3,000          60,000
        Accounting Fees and Expenses                    1,000           1,000
        Blue Sky Fees and Expenses                      3,850           3,850
        Miscellaneous                                     200             200
                                                     --------       ---------
                  TOTAL                              $ 17,128       $  95,128

Item 15.   Recent Sales of Unregistered Securities

        The Company sold to its founder 200,000 shares of common stock which was issued to him for $2,500, composed of $500 cash and $2,000 of his services. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during May 1998, the founder, sole officer and director purchased stock for a combination of $500 cash and $2,000 of services.

 Item 16.  Exhibits

         The  following  Exhibits  are filed as part of the  Registration
Statement:

Exhibit No.      Identification of Exhibit

     3.1*  -    Articles of Incorporation
     3.2*  -    By Laws
     4.2*  -    Specimen Stock Certificate
     10.4* -    Subscription Escrow Agreement
     10.5**-    Form of Broker-Dealer Selling Agreement
     10.6  -    Form of Subscription Agreement
     23.1* -    Consent of French & Hamilton, Attorneys at Law
     23.2  -    Consent of Mark L. Cleland, Certified Public Accountant

*   Filed previously
** To be filed by amendment by Registrant if broker dealers are engaged to sell

Item 17.   Undertakings

         The Registrant hereby undertakes to:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
               (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and
               (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement.
         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, being duly authorized, in the City of Rockwall, State of Texas, on the 13th day of January, 2000.

                                            ASSET SERVICING CORPORATION


                                            By:  /s/  Charles Smith
                                                 -----------------------------
                                                      Charles Smith, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Signature                           Title                       Date
----------------------              ---------------------       ----------------

                                    President, Secretary,
----------------------              Treasurer; Director         January 13, 2000